Exhibit 99.1

Vermilion Energy Inc. Announces $0.215 Cdn Cash Dividend for February 16, 2016 Payment Date

CALGARY, Jan. 11, 2016 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) is pleased to announce a cash dividend of $0.215 CDN per share payable on February 16, 2016 to all shareholders of record on January 22, 2016. The ex-dividend date for this payment is January 20, 2016. This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model targets annual organic production growth, along with providing reliable and increasing dividends to investors. Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 7%.  Management and directors of Vermilion hold approximately 6% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered a 20-year history of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information: Dean Morrison, CFA, Director, Investor Relations, Suite 3500, 520 - 3rd Avenue S.W., Calgary, Alberta T2P 0R3, Phone: (403) 269-4884, Fax: (403) 476-8100, IR Toll Free: 1-866-895-8101, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 11:00e 11-JAN-16